SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Centrus Energy Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

15643U104

(CUSIP Number)

December 12, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15643U104

1	Name of Reporting Person BWX Technologies, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 432,955 Shares of Class A Common Stock*

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 432,955 Shares of Class A Common Stock*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 4.95%*

12	Type of Reporting Person CO

*

In accordance with Rule 13d-3(d)(1), this percentage was calculated based on information in the Issuer’s most recent filings with the Securities and Exchange Commission as to the amount of Class A Common Stock outstanding and also included as outstanding the 8,051,307 shares of Class A Common Stock into which the Reporting Person’s Class B Common Stock would convert.

CUSIP No. 15643U104

1	Name of Reporting Person BWXT Investment Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 432,955 Shares of Class A Common Stock*

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 432,955 Shares of Class A Common Stock*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 4.95%*

12	Type of Reporting Person CO

*

In accordance with Rule 13d-3(d)(1), this percentage was calculated based on information in the Issuer’s most recent filings with the Securities and Exchange Commission as to the amount of Class A Common Stock outstanding and also included as outstanding the 8,051,307 shares of Class A Common Stock into which the Reporting Person’s Class B Common Stock would convert.

Item 1.
Item 1(a)	Name of Issuer: Centrus Energy Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 6901 Rockledge Drive, Suite 800 Bethesda, MD 20817

Item 2.
Item 2(a)	Name of Person Filing: • BWX Technologies, Inc. (“BWXT”) • BWXT Investment Company (“B&W”)
Item 2(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of BWX Technologies, Inc. is:

800 Main Street, 4th Floor

Lynchburg, VA 24504

The address of the principal business office of BWXT Investment Company is:

11525 N Community House

Charlotte, NC 28277

Item 2(c)	Citizenship: • Each of BWX Technologies, Inc. and BWXT Investment Company is a Delaware corporation.
Item 2(d)	Title of Class of Securities: Class A Common Stock*
Item 2(e)	CUSIP Number: 15643U104
* B&W, a wholly-owned subsidiary of BWXT, owns Class B Common Stock which converts into Class A Common Stock upon the sale to a Third Party (as defined in the issuer’s Certificate of Incorporation).

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G).
(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See item 9 of cover page.
(b) Percent of class: See item 11 of cover page.
(c) Number of shares as to which such person has: See items 5-8 of cover page.
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition:

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
The securities were acquired by BWXT Investment Company, a direct, wholly-owned subsidiary of BWX Technologies, Inc.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2019

BWX Technologies, Inc.

By:	/s/ Kirt J. Kubbs
Name:	Kirt J. Kubbs
Title:	Vice President and Treasurer

BWXT Investment Company

By:	/s/ Kirt J. Kubbs
Name:	Kirt J. Kubbs
Title:	Vice President and Treasurer

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement between BWX Technologies, Inc. and BWXT Investment Company.